Exhibit 4.5

Note: this summary does not contain a full or direct translation of the terms of the original Hebrew-language lease agreement, and is designated solely for the purpose of providing a general presentation of such agreement.

On January 22, 2019, Naji Ezekiel & Sons - Management and Maintenance Ltd. (the "Lessor") and Silicom Ltd. (the "Lessee") signed an appendix (the "Appendix") to the lease agreement which was entered into on September 13, 2016  (the "Agreement") and which updated terms of the Agreement as further elaborated below.

New Leased Premises:
An addition of 300 square meters (the "New Leased Premises"), adding up to a total of 750 square meters of office space located in Yokne'am Illit, Israel.

In addition to the New Leased Premises, the Lessor will provide to the Lessee 9 parking spots for the duration of the Agreement for a monthly consideration of NIS 300 for each spot.